Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine Months
(In thousands)	Ended
	September 30, 2008	Year Ended December 31,
Earnings, as defined:	(unaudited)	2007	2006	2005	2004	2003

Net income	$14,805	$23,604	$15,644	$15,085	$12,373	$16,212
Income tax expense	8,133	14,586	7,766	9,294	7,187	11,687
Equity in (earnings)/losses of regional nuclear
generating companies	(78)	(526)	241	(311)	(149)	(473)
Dividends received from regional equity investees	-	701	372	103	687	1,715
Fixed charges, as below	16,430	22,162	21,087	19,801	17,156	14,920
Less: Interest capitalized (including AFUDC)	(722)	(983)	(853)	(455)	(220)	(68)
Total earnings, as defined	$38,568	$59,544	$44,257	$43,517	$37,034	$43,993

Fixed charges, as defined:

Interest on long-term debt (a)	$9,964	$11,577	$10,671	$9,535	$6,655	$3,860
Interest on rate reduction bonds	3,922	5,839	6,723	7,570	8,332	8,994
Other interest	822	2,430	1,507	1,041	782	965
Rental interest factor	1,000	1,333	1,333	1,200	1,167	1,033
Interest capitalized (including AFUDC)	722	983	853	455	220	68
Total fixed charges, as defined	$16,430	$22,162	$21,087	$19,801	$17,156	$14,920

Ratio of Earnings to Fixed Charges	2.35	2.69	2.10	2.20	2.16	2.95

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.